UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Oak Merchant Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Embarcadero Center, Suite 540
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andre Hakkak (415) 644-4117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andre Hakkak _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Oak Merchant Partners, LLC _____ , as of June 30 _____, 20 21____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER MOLINA
Notary Public - State of Florida
Commission # HH 10118
My Comm. Expires Jul 13, 2024
Bonded through National Notary Assn.

_____
Signature

Chief Executive Offier
_____
Title

_____ Jennifer Molina
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WHITE OAK MERCHANT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2021

 **SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
White Oak Merchant Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of White Oak Merchant Partners, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as White Oak Merchant Partners, LLC's auditor since 2019.

Denver, Colorado
August 26, 2021



WHITE OAK MERCHANT PARTNERS, LLC
Statement of Financial Condition
JUNE 30, 2021

Assets		
Cash	$	37,930
0Prepaid Expenses		2,885
Total assets	$	40,815
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	16,154
Member's equity		24,661
Total liabilities and member's equity	$	40,815

See Accompanying Notes to Financial Statements

1.   Business and Summary of Significant Accounting Policies

Business

White Oak Merchant Partners, LLC (the "Company") is a California Limited Liability Company formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, member's liability is limited to the amount reflected in their capital accounts.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach.

The Company recognizes revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Line of Credit

On March 1, 2021, the Company's sole member, White Oak Financial LLC, renewed a line of credit agreement with a bank. The Company is listed as a borrower for the line of credit. The revised maximum borrowing for the line of credit is $7,000,000. The line bears interest at the bank's prime lending rate less 1%, with the minimum interest rate revised at 2.75% per annum. Interest is paid monthly. On April 3, 2021, availability under the agreement reduced to $2,000,000. All borrowings must be paid in full at the loan's maturity date of March 1, 2022. Under the terms of the revised line of credit, White Oak Financial is required to maintain annual accrued incentive fees of not less than $5,000,000.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with US Generally Accepted Accounting Principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

New Accounting Pronouncement – ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset").

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease asset exceeds the value of the associated operating lease liability, the amount by which the asset's value exceeds the associated lease liability must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however, management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset. The lease is not in the name of the Company but is in the name of the Parent. An expense sharing agreement has been established as described in Note 4 below.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Financial Statements
JUNE 30, 2021

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $21,776 which was $16,776 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.7418 to 1. For the fiscal year, the Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(c) under the provisions of Footnote 74. Accordingly, there are no items to report under the requirements of this Rule.

4.   Related Party Transactions

Effective August 2015, the Company had verbally revised the previously entered into expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Both WOGA and Company are wholly owned by White Oak Financial, LLC. Under the terms of this Agreement, WOGA has agreed to pay all ordinary operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The revised expense sharing agreement was formally memorialized on December 1, 2015.

During the year ended June 30, 2021, the Company did not incur expenses which were paid by a related party, White Oak Global Advisors. At June 30, 2021 $1,997 was payable to the related party which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

From time to time, White Oak Merchant Partners' affiliated entities participate in deals for which the Company acts as a broker-dealer. In such instances, the Company does not earn fees for the participation of affiliated entities.

The Company provides advisory and placement agent services to clients for private debt offerings where funds and separately managed accounts advised by WOGA may act as lenders to the Company's clients. During the year ended June 30, 2021, the Company did not earn service fees from advisory services to clients advised by WOGA.

5.   Contingency

On March 5, 2016, Intrepid Investments, LLC ("Intrepid") instituted an action in the Court of Chancery of the State of Delaware captioned Intrepid Investments, LLC - V. - London Bay Capital, LLC, London Bay Fund I, LLC, London Bay -TSS Acquisition Company, LLC, London Bay - TSS Holding Company, LLC, Olayan America Corporation, Crel Investments Limited, CREL/Oak, LLC, KHL Limited Lone Star SPV I, LLC, LS Holdings Group, LLC, LBCDLF, LLC, Selling Source

<u>Contingency (continued)</u>

Investment Company, LLC, Derek Craig Lafavor Living Trust, DLF Services, Inc., White Oak Global Advisors, LLC, White Oak Merchant Partners, LLC, White Oak Strategic Master Fund, L.P., Full Circle Capital Corporation, Sam Humphreys, Alton Irby, Douglas Tulley, Michael Levin, David Kostman, Glenn Mckay, Derek Lafavor, and Michael Brant, Civil Action No. 12077-VCS.

The suit alleges that the officers and as majority owners of Selling Source, LLC, engaged in a set of transactions that harmed minority owner Intrepid. Intrepid alleges that White Oak Global Advisors, White Oak Merchant Partners, and White Oak Strategic Master Fund, as lenders to certain of the majority owners, knowingly participated in some of these transactions and are therefore liable. White Oak does not believe that White Oak Merchant Partners or White Oak Strategic Master Fund were at all involved in the conduct at issue. All White Oak parties filed motions to dismiss all claims against them. After the motion to dismiss had been filed, Intrepid filed a second amended complaint, which the White Oak defendants again moved to dismiss in its entirety. On June 21, 2019, Intrepid filed a third amended complaint, and the White Oak defendants made a third motion to dismiss, which was fully briefed on December 20, 2019. On October 29, 2020, oral arguments were held on the motions to dismiss. In December 2020, the Delaware court decided to stay this action pending resolution of the summary judgment motion in a related New York matter. On July 20, 2021, the NY County Supreme Court awarded White Oak and Selling Source summary judgment and dismissed Intrepid's claims in their entirety. The Company is awaiting determination by the Delaware court on this matter.

White Oak Global Advisors, LLC is fully insured for such litigation, and, in any event, the Company believes even a negative outcome in this litigation would not have an adverse, material impact on the financial condition of White Oak Merchant Partners, LLC.

6. <u>COVID-19</u>

In March 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus remains uncertain at this time. This may have an effect on business, but it cannot be estimated at this time.

7. <u>Subsequent Events</u>

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events through required disclosures and/or adjustments.